UNITED STATES SECURITIES AND EXCHANGE COMMISSION


          Washington, D. C. 20549





                 FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1995


                     OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




       Commission file number 1-8841




Employee Thrift and Retirement Savings Plan for
Bargaining Unit Employees of Florida Power & Light Company
          (Full title of the plan)





              FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)





           700 Universe Boulevard
         Juno Beach, Florida 33408
  (Address of principal executive offices)
                 (Zip Code)
        INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS
OF FPL GROUP, INC.:

We have audited the statements of financial condition of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 1995 and 1994, and the related statement of income and changes in net assets for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 1995 and 1994 and its income and changes in net assets for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1995, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Miami, Florida
June 24, 1996
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
     STATEMENTS OF FINANCIAL CONDITION


                                                                                              December 31,
                                                                                          1995            1994
ASSETS
Receivables:
  Income .........................................................................    $        975    $      1,000

      Total receivables ..........................................................             975           1,000

General investments:
  Interest-bearing cash ..........................................................       2,079,646       1,355,188
  Loans to participants - other ..................................................      19,366,022      16,730,150
  Value of interest in master trusts .............................................      81,833,417      69,133,743
  Value of interest in registered investment companies ...........................      85,254,648      59,021,694

      Total general investments ..................................................     188,533,733     146,240,775

Employer securities:
  Employer securities held by the Plan ...........................................     159,521,957     126,026,955
  Leveraged ESOP employer securities (allocated to the Plan) .....................     135,163,804     108,031,583

      Total employer securities ..................................................     294,685,761     234,058,538

Total assets .....................................................................     483,220,469     380,300,313

LIABILITIES
Operating payables ...............................................................         359,848         362,063
Acquisition indebtedness (Leveraged ESOP loan allocated to the Plan) .............     104,266,546     104,908,423

Total liabilities ................................................................     104,626,394     105,270,486

NET ASSETS .......................................................................    $378,594,075    $275,029,827



The accompanying Notes to Financial Statements are an integral part of these statements.
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT
COMPANY
STATEMENT OF INCOME AND CHANGES IN NET ASSETS


                                                                                      Year ended December 13, 1995
INCOME
Contributions:
  Received from employer .........................................................    $   904,257
  Received from participants .....................................................     14,667,651
  Noncash contributions (from employer) ..........................................      5,367,576
    Total contributions ..........................................................                    $ 20,939,484

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................        102,809
    Other loans (participant loans) ..............................................      1,485,417
      Total interest .............................................................                       1,588,226

  Common stock dividends .........................................................                       6,130,408

  Net gain on sale of assets:
    Aggregate proceeds ...........................................................     26,237,003
    Aggregate carrying amount ....................................................     23,976,242
      Net gain on sale of assets .................................................                       2,260,761

  Unrealized appreciation of assets ..............................................                      36,893,117

  Net investment gain from master trusts .........................................                       9,285,093
  Net investment gain from registered investment companies .......................                      18,849,236
Total income .....................................................................                      95,946,325

EXPENSES
Benefit payment and payments to provide benefits:
  Directly to participants or beneficiaries ......................................     19,845,813
    Total payments to provide benefits ...........................................                      19,845,813

Administrative expenses:
  Contract administrator fees ....................................................         76,255
    Total administrative expenses ................................................                          76,255
Total expenses ...................................................................                      19,922,068

NET INCOME .......................................................................                      76,024,257

TRANSFERS
Transfers from the Plan ..........................................................       (236,297)
Effect of current year Leveraged ESOP activity ...................................     27,776,288
Total transfers to the Plan ......................................................                      27,539,991

NET ASSETS AT DECEMBER 31, 1994 ..................................................                     275,029,827
NET ASSETS AT DECEMBER 31, 1995 ..................................................                    $378,594,075

The accompanying Notes to Financial Statements are an integral part of these statements.
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT
COMPANY
       NOTES TO FINANCIAL STATEMENTS
    For the year ended December 31, 1995


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company
(Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan.
Fidelity Management Trust Company (Trustee) administers the trust established under the Plan (Trust).

Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) whose compensation is established under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers AFL-
CIO through its System Council U-4 (Bargaining Unit). The Plan includes a cash or deferred compensation arrangement (Tax Saver
Option) permitted by Section 401(k) of the Internal Revenue Code of
1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of his contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1995 to a maximum of $9,240 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan
(Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock).
The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its share of Common Stock released from the ESOP Account.

Effective for the 1996 plan year, the Company instituted a Flexible Dividend Program which enables participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged
ESOP do not qualify under this new program. The options available to participants include having dividends paid in cash; having dividends paid in cash and an equivalent amount of compensation contributed to their thrift plan account; or taking a partial distribution with the balance reinvested in Common Stock. Prior to this new program, all dividends on stock in the FPL Group Company Stock Fund were reinvested in Company Stock.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

For most of the year, the Plan provided for basic contributions by eligible employees in whole percentages from 1% to 6% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver or After Tax
Contributions, the Company match is 100% on the first 3% of a Member's Earnings and 50% on the next 3%. The Plan also provided for supplemental contributions by Members to be made in whole percentages from 1% to 10% of their Earnings, bringing the total maximum contributions to 16%. Commencing in November 1995, an additional 1% of Earnings may be contributed as a basic contribution, and will be matched 25% by the Company. Permitted supplemental contributions are reduced to a maximum of 9%, so that the total maximum contributions remains at 16%.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the FPL Group Employee Thrift Plan (Group Plan).

The Plan's investment options include eleven investment choices: eight core investment options and three investment strategy options. The core investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common
Stock. The strategy options combine portions of the individual core investment options available through the Plan providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 3,948. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her Plan accounts during his or her employment under certain conditions. At December 31, 1995, the loan interest rate was 9.75%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's participation in the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The transfers arise as a result of members transferring between bargaining unit and non-bargaining unit status while employed at FPL.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid. Assets of the Plan are stated at market value, except loans to Members which are stated at cost and insurance and financial institution contracts which are stated at contract value, all of which approximates market value. Market value is determined using the closing market price or the last recorded bid price.

Investments

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan. The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Financial Condition, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (estimated to occur over the next fifteen years). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Financial Condition. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.

                                                                       Total ESOP         The
                                                                        Account        Group Plan       The Plan
Allocation percentage .............................................         100%             70%             30%

Accrued interest ..................................................    $      3,286    $      2,311    $        975
Employer securities ...............................................     455,096,982     319,933,178     135,163,804
  Total assets ....................................................     455,100,268     319,935,489     135,164,779

Acquisition indebtedness ..........................................     347,787,013     243,520,467     104,266,546
Interest payable ..................................................       1,200,294         840,446         359,848
  Total liabilities ...............................................     348,987,307     244,360,913     104,626,394

Net assets - end ..................................................    $106,112,961    $ 75,574,576    $ 30,538,385

Contributions received from employer ..............................    $ 19,238,903
Interest income ...................................................          12,260
Dividends .........................................................      17,671,130
Net gain on sale of assets (1) ....................................       1,395,644
Unrealized appreciation of assets .................................     110,400,885
  Total income ....................................................     148,718,822

Interest expense ..................................................      34,065,446

Net income ........................................................     114,653,376    $ 80,280,294    $ 34,373,082
Distribution of shares to plans ...................................     (17,840,406)    (12,472,830)     (5,367,576)
Transfers to (from) plan ..........................................               -       1,229,218      (1,229,218)
Effect of current year Leveraged ESOP activity on net assets ......      96,812,970      69,036,682      27,776,288
Net assets - beginning ............................................       9,299,991       6,537,894       2,762,097
Net assets - end ..................................................    $106,112,961    $ 75,574,576    $ 30,538,385

(1)    Primarily represents the increase in market value since the beginning of the year of shares that were held by the ESOP
       Account and distributed to the plans during the current year.

3.  Acquisition Indebtedness

In December 1990, the Trust borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions and dividend requirements of the Plan. During 1995, 561,302 shares were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1996 - $5,532,000; 1997 - $7,032,000;
1998 - $8,705,000; 1999 - $10,568,000; 2000 - $12,640,000 and
thereafter - $303,310,000. The Acquisition Indebtedness matures in 2010, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on Common Stock held by the ESOP Account and ESOP shares distributed to Member's accounts, along with cash contributions from FPL Group. In 1995, such dividends received totaled approximately $21,250,000 and cash contributions from FPL Group totaled approximately $19,239,000. See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash which is used to purchase Common Stock by the Trustee. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Statement of Financial Condition Information by Investment Fund
Option

Information about the Statements of Financial Condition by investment fund option is as follows:

                                                                                               December 31,
                                                                                          1995            1994
Interest-bearing cash:
  Fidelity Retirement Government Money Market Portfolio ...........................   $  2,079,646    $  1,355,188

Value of interest in Master Trusts:
  Conservative Investment Strategy ................................................   $  4,183,991    $  3,606,419
  Moderate Growth Investment Strategy .............................................     16,558,254      12,924,502
  Long-term Growth Investment Strategy ............................................     13,127,656      10,075,095
  Short-term liquid investments maintained in FPL Group Company Stock Fund ........      3,255,550       1,716,298
  Managed Income Portfolio ........................................................     44,707,966      40,811,429
                                                                                      $ 81,833,417    $ 69,133,743
Value of interest in registered investment companies:
  Fidelity U.S. Bond Index Portfolio ..............................................   $  5,322,977    $  4,563,339
  Fidelity U.S. Equity Index Portfolio ............................................     29,041,073      20,392,274
  Fidelity Magellan Fund ..........................................................     29,758,215      17,776,491
  Fidelity OTC Portfolio ..........................................................     13,535,877       7,973,058
  Fidelity Overseas Fund ..........................................................      7,596,506       8,316,532
                                                                                      $ 85,254,648    $ 59,021,694

FPL Group Company Stock Fund ......................................................   $159,521,957    $126,026,955

6.  Statement of Income and Changes in Net Assets Information by
Investment Fund Option

Information about the Statement of Income and Changes in Net Assets by investment fund option is as follows:

                                                            Fidelity
                                                            Retirement                   Moderate       Long-term
                                                            Government    Conservative    Growth         Growth
                                                            Money Mkt.     Investment    Investment     Investment
                                                            Portfolio      Strategy      Strategy       Strategy
INCOME
Contributions ...........................................   $  (44,543)   $  147,581    $ 1,115,180    $ 1,125,351
Interest and dividends ..................................      109,476        13,414         84,104        110,199
Net investment gain from master trusts ..................            -       593,368      3,109,151      2,722,766
Net investment gain from registered investment companies.            -             -              -              -
  Total income ..........................................       64,933       754,363      4,308,435      3,958,316

EXPENSES
Benefit payment and payments to provide benefits ........      468,395       197,466        930,909        504,105
Administrative expenses .................................        2,152           849          2,712          2,247
  Total expenses ........................................      470,547       198,315        933,621        506,352

NET INCOME (LOSS) .......................................     (405,614)      556,048      3,374,814      3,451,964

TRANSFERS
Net transfers to (from) the Plan ........................      136,740        (8,187)        40,399       (149,566)
Net exchanges between investment funds ..................    1,013,257       160,405        526,377       (113,198)
Net participant loan activity ...........................      (19,925)     (130,694)      (307,838)      (136,639)
  Total transfers .......................................    1,130,072        21,524        258,938       (399,403)

NET ASSETS AT DECEMBER 31, 1994 .........................    1,355,188     3,606,419     12,924,502     10,075,095
NET ASSETS AT DECEMBER 31, 1995 .........................   $2,079,646    $4,183,991    $16,558,254    $13,127,656
/TABLE

                                                                          Fidelity        Fidelity
                                                           Managed        U.S. Bond      U.S. Equity     Fidelity
                                                           Income           Index          Index         Magellan
                                                           Portfolio      Portfolio      Portfolio         Fund
INCOME
Contributions .......................................     $ 2,521,606    $  434,848     $ 2,010,629     $ 2,265,719
Interest and dividends ..............................         249,326        36,749         223,345         204,087
Net investment gain from master trusts ..............       2,859,808             -               -               -
Net investment gain from registered
  investment companies ..............................               -       823,106       7,575,807       6,673,318
  Total income ......................................       5,630,740     1,294,703       9,809,781       9,143,124

EXPENSES
Benefit payment and payments to provide benefits ....       3,508,597       211,516       1,207,589       1,033,607
Administrative expenses .............................           9,627         9,669          25,318          11,674
  Total expenses ....................................       3,518,224       221,185       1,232,907       1,045,281

NET INCOME (LOSS) ...................................       2,112,516     1,073,518       8,576,874       8,097,843

TRANSFERS
Net transfers to (from) the Plan ....................         350,656       (34,210)       (200,819)       (130,584)
Net exchanges between investment funds ..............       2,277,826      (211,510)        789,123       4,393,792
Net participant loan activity .......................        (844,461)      (68,160)       (516,379)       (379,327)
  Total transfers ...................................       1,784,021      (313,880)         71,925       3,883,881

NET ASSETS AT DECEMBER 31, 1994 .....................      40,811,429     4,563,339      20,392,274      17,776,491
NET ASSETS AT DECEMBER 31, 1995 .....................     $44,707,966    $5,322,977     $29,041,073     $29,758,215


                                                                          Fidelity       Fidelity       FPL Group
                                                                             OTC         Overseas       Company
                                                                          Portfolio        Fund         Stock Fund
INCOME
Contributions .......................................................    $ 1,068,818    $ 1,010,816    $  9,283,479
Interest and dividends ..............................................         98,053         97,815       6,492,066
Net gain on sale of assets ..........................................              -              -       2,260,761
Unrealized appreciation of assets ...................................              -              -      36,893,117
Net investment gain from master trusts ..............................              -              -               -
Net investment gain from registered investment companies ............      3,097,343        679,662               -
  Total income ......................................................      4,264,214      1,788,293      54,929,423

EXPENSES
Benefit payment and payments to provide benefits ....................        559,418        498,425       9,649,110
Administrative expenses .............................................            533            810          10,664
  Total expenses ....................................................        559,951        499,235       9,659,774

NET INCOME (LOSS) ...................................................      3,704,263      1,289,058      45,269,649

TRANSFERS
Net transfers to (from) the Plan ....................................        (82,050)       (37,418)       (182,642)
Net exchanges between investment funds ..............................      2,090,292     (1,884,194)     (9,042,170)
Net participant loan activity .......................................       (149,686)       (87,472)     (1,010,583)
  Total transfers ...................................................      1,858,556     (2,009,084)    (10,235,395)

NET ASSETS AT DECEMBER 31, 1994 .....................................      7,973,058      8,316,532     127,743,253
NET ASSETS AT DECEMBER 31, 1995 .....................................    $13,535,877    $ 7,596,506    $162,777,507

7.  Income Taxes

In June 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of
Section 404 of the Code; and the Plan will meet the requirements of
Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness.

Company contributions to the Plan on a Member's behalf, the Member's
Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Expenses

Certain fees such as annual account maintenance and investment management fees are primarily paid by Plan participants. FPL Group shares a portion of the annual account maintenance fees. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

9.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.

                                                                                                 Percent of
                                                                                          Interest in Master Trust
                                                                                                December 31,
                                                                                            1995            1994
MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        76.9%           76.6%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        23.1%           23.4%

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        80.9%           81.6%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        19.1%           18.4%

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        72.8%           73.0%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        27.2%           27.0%

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        74.1%           73.9%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        25.9%           26.1%
/TABLE

          MANAGED INCOME PORTFOLIO

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1995
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ..............................    $193,915,147

Total assets ......................................................................................     193,915,147

LIABILITIES .......................................................................................               -

NET ASSETS ........................................................................................    $193,915,147


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                           1995
INCOME
Contributions received from participants ............................................                 $  7,751,774

Earnings on investments:
  Interest ..........................................................................                   13,058,214

Total income ........................................................................                   20,809,988

EXPENSES
Benefit payments to participants or beneficiaries ...................................                   19,380,703

Account maintenance fees ............................................................                       24,338

Total expenses ......................................................................                   19,405,041

NET INCOME ..........................................................................                    1,404,947

TRANSFERS
Transfers into fund .................................................................                   20,039,323
Transfers out of fund ...............................................................                   (2,156,582)

Net transfers .......................................................................                   17,882,741

NET ASSETS AT BEGINNING OF YEAR .....................................................                  174,627,459

NET ASSETS AT END OF YEAR ...........................................................                 $193,915,147
/TABLE

      CONSERVATIVE INVESTMENT STRATEGY

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1995
ASSETS
Receivables:
  Income ..........................................................................................     $    97,323

General investments:
  Value of unallocated insurance and financial institution contracts ..............................      11,125,422
  Mutual funds ....................................................................................      10,659,174

      Total general investments ...................................................................      21,784,596

Total assets ......................................................................................      21,881,919

LIABILITIES .......................................................................................             695

NET ASSETS ........................................................................................     $21,881,224


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                            1995
INCOME
Contributions received from participants ............................................                   $   590,650

Earnings on investments:
  Interest ..........................................................................                       694,887
  Dividends .........................................................................                       620,335
  Net gain (loss) on sale of assets:
    Aggregate proceeds ..............................................................    $5,809,431
    Aggregate costs .................................................................     5,332,919         476,512

  Unrealized appreciation of assets .................................................                     1,295,590

Total income ........................................................................                     3,677,974

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     1,417,585

Account maintenance fees ............................................................                         3,552

Total expenses ......................................................................                     1,421,137

NET INCOME ..........................................................................                     2,256,837

TRANSFERS
Transfers into fund .................................................................                     4,712,732
Transfers out of fund ...............................................................                    (4,758,100)

Net transfers .......................................................................                       (45,368)

NET ASSETS AT BEGINNING OF YEAR .....................................................                    19,669,755

NET ASSETS AT END OF YEAR ...........................................................                   $21,881,224
/TABLE

    MODERATE GROWTH INVESTMENT STRATEGY

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1995
ASSETS
Receivables:
  Income ..........................................................................................     $   163,111
  Other ...........................................................................................          55,111
    Total receivables .............................................................................         218,222

General investments:
  Value of unallocated insurance and financial institution contracts ..............................      13,476,054
  Mutual funds ....................................................................................      47,463,369

      Total general investments ...................................................................      60,939,423

Total assets ......................................................................................      61,157,645

LIABILITIES .......................................................................................         189,645

NET ASSETS ........................................................................................     $60,968,000


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                            1995
INCOME
Contributions received from participants ............................................                   $ 3,712,529

Earnings on investments:
  Interest ..........................................................................                       896,096
  Dividends .........................................................................                     2,494,287
  Net gain (loss) on sale of assets:
    Aggregate proceeds ..............................................................    $6,995,768
    Aggregate costs .................................................................     6,475,707         520,061

  Unrealized appreciation of assets .................................................                     7,621,084

Total income ........................................................................                    15,244,057

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     2,399,185

Account maintenance fees ............................................................                        10,836

Total expenses ......................................................................                     2,410,021

NET INCOME ..........................................................................                    12,834,036

TRANSFERS
Transfers into fund .................................................................                     8,036,292
Transfers out of fund ...............................................................                    (7,898,877)

Net transfers .......................................................................                       137,415

NET ASSETS AT BEGINNING OF YEAR .....................................................                    47,996,549

NET ASSETS AT END OF YEAR ...........................................................                   $60,968,000
/TABLE

    LONG-TERM GROWTH INVESTMENT STRATEGY

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1995
ASSETS
Receivables:
  Income ..........................................................................................     $    64,372
  Other ...........................................................................................           9,816
    Total receivables .............................................................................          74,188

General investments:
  Value of unallocated insurance and financial institution contracts ..............................       4,332,541
  Mutual funds ....................................................................................      46,383,613

      Total general investments ...................................................................      50,716,154

Total assets ......................................................................................      50,790,342

LIABILITIES .......................................................................................          44,815

NET ASSETS ........................................................................................     $50,745,527


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                            1995
INCOME
Contributions received from participants ............................................                   $ 4,596,955

Earnings on investments:
  Interest ..........................................................................                       293,044
  Dividends .........................................................................                     2,011,894
  Net gain (loss) on sale of assets:
    Aggregate proceeds ..............................................................    $7,814,678
    Aggregate costs .................................................................     7,170,423         644,255

  Unrealized appreciation of assets .................................................                     7,451,382

Total income ........................................................................                    14,997,530

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     2,337,892

Account maintenance fees ............................................................                         9,544

Total expenses ......................................................................                     2,347,436

NET INCOME ..........................................................................                    12,650,094

TRANSFERS
Transfers into fund .................................................................                     8,236,819
Transfers out of fund ...............................................................                    (8,879,335)

Net transfers .......................................................................                      (642,516)

NET ASSETS AT BEGINNING OF YEAR .....................................................                    38,737,949

NET ASSETS AT END OF YEAR ...........................................................                   $50,745,527
/TABLE

                     ATTACHMENT:  Schedule 1
                     FORM 5500:  Line 27 (a)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
    FOR THE BARGAINING UNIT EMPLOYEES OF
       FLORIDA POWER & LIGHT COMPANY

                 PLAN #003

              PLAN YEAR:  1995




ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1995




                                                                                        Historic        Current
     Units                               Fund Name                           Price        Cost           Value
44,707,966.460     FPL Managed Income Portfolio                             $ 1.00    $ 44,707,966    $ 44,707,966
10,419,281.677     FPL Company Stock Fund                                   $12.46      84,231,728     129,824,250
 2,627,851.466     FPL Company Stock Fund - LESOP                           $12.54      24,275,566      32,953,257
   355,177.517     Conservative Investment Strategy                         $11.78       3,613,044       4,183,991
 1,348,392.012     Moderate Growth Investment Strategy                      $12.28      13,797,804      16,558,254
 1,050,212.415     Long-Term Investment Strategy                            $12.50      10,844,803      13,127,656
   346,106.252     Fidelity Magellan Fund                                   $85.98      26,921,016      29,758,215
   446,286.738     Fidelity OTC Portfolio                                   $30.33      11,911,541      13,535,877
   261,317.712     Fidelity Overseas Fund                                   $29.07       7,418,155       7,596,506
 2,079,646.250     Fidelity Retirement Government Money Market Portfolio    $ 1.00       2,079,646       2,079,646
 1,286,711.250     Fidelity U.S. Equity Index Portfolio                     $22.57      23,100,286      29,041,073
   486,116.642     Fidelity U.S. Bond Index Portfolio                       $10.95       5,149,424       5,322,977
                   Outstanding Loan Balances (7.5% to 11.5%;                            19,366,022      19,366,022
                     maturing 1996-2000)

                   Total Assets Held for Investment                                   $277,417,001    $348,055,690
/TABLE

                     ATTACHMENT:  Schedule 2
                     FORM 5500:  Line 27 (d)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
    FOR THE BARGAINING UNIT EMPLOYEES OF
       FLORIDA POWER & LIGHT COMPANY

                 PLAN #003

              PLAN YEAR:  1995




TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
    CURRENT VALUE OF PLAN ASSETS FOR THE
        YEAR ENDED DECEMBER 31, 1995






             Transaction by                  Total             Total        Number of      Number       Realized
             Fund or Carrier               Purchases           Sales        Purchases     of Sales     Gain (Loss)
FPL Managed Income Fund                   $20,515,878      $16,619,341         250          246                 -
FPL Company Stock Fund                    $15,570,504      $23,119,364         252          252        $4,525,560
Fidelity Magellan Fund                    $16,433,338      $ 9,479,567         249          242        $  519,598
/TABLE

                                      SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 28, 1996           Employee Thrift and
Retirement Savings Plan
                               for Bargaining Unit
Employees of
                              Florida Power & Light
Company
                                 (Name of Plan)



                          By:    DENNIS P. COYLE
                                 Dennis P. Coyle
                                 General Counsel
                                  and Secretary